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                             MYRIAD GENETICS, INC.
                                320 WAKARA WAY
                          SALT LAKE CITY, UTAH  84108


                                               April 11, 2000

VIA EDGAR
---------

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549

  Re:  Myriad Genetics, Inc. -
       Registration Statement on Form S-3 (Registration No. 333-31734)
       ---------------------------------------------------------------

Dear Ladies and Gentlemen:

     Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Myriad Genetics, Inc. (the "Registrant") hereby respectfully requests that the Securities and Exchange Commission consent to the withdrawal of its Registration Statement on Form S-3 (Registration No. 333-31734), together with all exhibits and amendments thereto (the "Registration Statement"). The Registrant is requesting such withdrawal because of unfavorable market conditions that would adversely affect the offering of the shares of common stock, par value $.01 per share, covered by the Registration Statement.

     The Registrant further requests that, pursuant to Rule 477(c), an order with the date of the granting of the withdrawal be included in the file for the above-captioned Registration Statement in the following manner: "Withdrawn upon the request of the Registrant, the Commission consenting thereto."

     Please address any questions you may have to Edward P. Gonzales, Esquire, at Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., One Financial Center, Boston, Massachusetts 02111, telephone number (617) 542-6000, facsimile number
(617) 542-2241.

     Thank you for your assistance with this matter.

                                          MYRIAD GENETICS, INC.


                                          By: /s/ Peter D. Meldrum
                                              --------------------
                                          Peter D. Meldrum
                                          President and Chief Executive Officer

cc:  Edward P. Gonzales, Esquire
     Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.